OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Gentium SpA
(Name of Issuer)
American Depositary Shares, each representing one ordinary share
(Title of Class of Securities)
37250B14
(CUSIP Number)
Dr. Jeffrey R. Jay, MD
Great Point Partners, LLC
2 Pickwick Plaza, Suite 450
Greenwich, CT 06830
1-203-971-3300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 17, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Page	of

1	NAMES OF REPORTING PERSONS: Great Point Partners, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,489,362 American Depositary Shares, each representing one ordinary share

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,489,362 American Depositary Shares, each representing one ordinary share

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,489,362 American Depositary Shares, each representing one ordinary share

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	Page	of

1	NAMES OF REPORTING PERSONS: Biomedical Value Fund, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		744,681 American Depositary Shares, each representing one ordinary share

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		744,681 American Depositary Shares, each representing one ordinary share

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

744,681 American Depositary Shares, each representing one ordinary share

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	Page	of

1	NAMES OF REPORTING PERSONS: Biomedical Offshore Value Fund, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		744,681 American Depositary Shares, each representing one ordinary share

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		744,681 American Depositary Shares, each representing one ordinary share

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

744,681 American Depositary Shares, each representing one ordinary share

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	Page	of

1	NAMES OF REPORTING PERSONS: Dr. Jeffrey R. Jay, M.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,489,362 American Depositary Shares, each representing one ordinary share

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,489,362 American Depositary Shares, each representing one ordinary share

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,489,362 American Depositary Shares, each representing one ordinary share

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

PRELIMINARY NOTE
Item 1. Security and Issuer
     The title and class of equity securities to which this statement on Schedule D relates is American Depositary Shares (“ADS”), each representing one ordinary share of Gentium SpA (the “Issuer”). The ADSs have been issued pursuant to a Deposit Agreement dated as of June 15, 2005, among the Issuer, the Bank of New York, as Depositary, and the owners from time to time of ADSs issued thereunder.
     The name and address of the principal executive offices of the Issuer is Gentium SpA, Piazze XX Septembre 2, 22079 ViVa Guardia, Como Italy.
Item 2. Identity and Background
     (a) through (f)
     The identity and background of the persons filing this statement are as follows:
     Biomedical Value Fund, L.P. (“BMVF”) is a Delaware limited partnership with its principal offices at 2 Pickwick Plaza, Suite 450, Greenwich, CT 06830.
     Biomedical Offshore Value Fund, Ltd. (“BOVF”) is an exempted company incorporated under the provisions of the Companies Law of the Cayman Islands with its principal office at P.O. Box 1748 GT, Cayman Corporate Centre, 27 Hospital Road, Georgetown, Grand Cayman, Cayman Islands CJ08.
     Great Point Partners LLC (“Great Point”) is a Delaware limited liability company, with its principal offices at 2 Pickwick Plaza, Suite 450, Greenwich, CT 06830.
     Dr. Jeffrey R. Jay (“Dr. Jay”) is an individual with a business address at 2 Pickwick Plaza, Suite 450, Greenwich, CT 06830. Dr. Jay is a citizen of the United States.
     None of the Reporting Persons was during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3. Source and Amount of Funds or Other Consideration
     BMVF used its existing assets to purchase 531,915 ADSs and warrants to purchase 212,766 ADSs.
     BOVF used its existing assets to purchase 531,915 ADSs and warrants to purchase 212,766 ADSs.
Item 4. Purpose of Transaction
     Each of BMVF and BOVF acquired the ADSs and warrants to purchase ADSs for investment purposes.
     Each of BMVF and BOVF will continuously evaluate their ownership and the Issuer’s business and industry. Depending upon ongoing evaluations of prevailing market conditions, other investment opportunities, liquidity requirements and investment considerations of each of BMVF and BOVF. BMVF and BOVF may from time to time acquire or dispose of Issuer’s securities in open market or privately negotiated transactions.
     BMVF and BOVF have the right to designate a person for election as a director of the Issuer at shareholders’ meetings of the Issuer so long as BMVF and BOVF own at least 5% of the Issuer’s outstanding capital stock.
     Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).
Item 5. Interest in Securities of the Issuer
     (a) and (b)
     BMVF owns in the aggregate 744,681 ADSs, consisting of 531,915 ADSs shares of Common Stock and warrants to purchase 212,766 ADSs. Such securities, in the aggregate, constitute 7.75% percent of the outstanding share capital of the Issuers, computed in accordance with Rule 13d-3. BMVF disclaims beneficial ownership of any securities owned by BOVF.
     BOVF owns in the aggregate 744,681 ADSs, consisting of 531,915 ADSs and warrants to purchase 212,766 ADSs. Such securities, in the aggregate, constitute 7.75% percent of the outstanding share capital of the Issuers, computed in accordance with Rule 13d-3. BOVF disclaims beneficial ownership of any securities owned by BMVF.
     The warrants to purchase ADSs will be issue only if the issuance thereof, including the ordinary shares of the issuer underlying the ADSs, are authorized at a shareholders' meeting of the Issuer.

     Great Point is the investment manager of each of BMVF and BOVF, and by virtue of such status has shared voting and investment power with respect to securities owned and held by BMVF and BOVF and may be deemed to be the beneficial owner of such securities. Dr. Jay, as senior managing member of Great Point, has shared voting and investment power with respect to securities owned and held by BMVF and BOVF and may be deemed to be the beneficial owner of such securities. Great Point and Dr. Jay disclaim beneficial ownership of the shares of Common stock held by BMVF and BOVF, except to the extent of any pecuniary interest, and this Schedule 13D shall not be deemed to be an admission that they are the beneficial owners of such securities.
     (c) Not applicable.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Each of BMVF and BOVF acquired their respective ADSs and warrants to purchase pursuant to a securities subscription agreement (the “Securities Subscription Agreement”) dated as of October 3, 2005. Each of BMVF and BOVF purchased its respective ADSs and warrants to purchase ADSs for an aggregate purchase price of $3,750,000 and $3,750,000 respectively.
     Each of the warrants (the “Warrants”) to purchase ADSs at an exercise price of $9.69 issued pursuant to the Securities Subscription Agreement to each of BMVF and BOVF are valid for a period of five years from after their issuance has been approved by the Issuer’s shareholders. If the issuance of the warrants and the ordinary shares of the Issuer underlying the ADSs are not approved by the Issuer’s shareholders, the purchase price for the ADSs already purchased will be reduced by $750,000 for each of BMVF and BOVF.
     BMVF and BOVF entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”), pursuant to which the Issuer will prepare and file a registration statement with the Securities Exchange Commission covering the resale of all ADSs and ADSs issuable upon exercise of the warrants no later than 90 days following October 17, 2005, the closing date under the Securities Subscription Agreement.
     All reference to, and summaries of, the Securities Subscription Agreement, the Registration Rights Agreement and the warrants in this Schedule 13D, are qualified in their entirety by reference to such agreements and the Stock Purchase Warrant, the full text of which are filed as Exhibits B, C and D hereto, and are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit A:	Joint Filing Agreement, dated October 21, 2005

Exhibit B:	Securities Subscription Agreement, dated as of October 3, 2005

Exhibit C:	Registration Rights Agreement, dated as of October 14, 2005

Exhibit D:	Warrants, each dated October 14, 2005, issued to Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd.

Signature.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: October 24, 2005

GREAT POINT, LLC

Signature:	/s/ Dr. Jeffrey R. Jay, M.D.

By Dr. Jeffrey R. Jay, M.D., as senior managing member

BIOMEDICAL VALUE FUND L.P.

Signature:	/s/ Dr. Jeffrey R. Jay, M.D.

By Great Point Partners, LLC, as investment manager, By Dr. Jeffrey R. Jay, M.D., as senior managing member

BIOMEDICAL OFFSHORE VALUE FUND, LTD.

Signature:	/s/ Dr. Jeffrey R. Jay, M.D.

By Great Point Partners, LLC, as investment manager, By Dr. Jeffrey R. Jay, M.D., as senior managing member

DR. JEFFREY R. JAY, M.D.

Signature:	/s/ Dr. Jeffrey R. Jay, M.D.